SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Biodexa Pharmaceuticals PLC

(Name of Issuer)

American Depository Shares**

(Title of Class of Securities)

59564R708***

(CUSIP Number)

December 31, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** Each American Depository Share represents 400 ordinary shares, nominal value £0.001 per share, of the Issuer.

***The CUSIP number applies to the American Depositary Shares of the Issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59564R708	13G/A	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS Ionic Ventures, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION California, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 135,532 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 135,532 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 135,532 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9% (1)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	This constitutes an exit filing for the reporting person. As more fully described in Item 4 of this Amendment No. 1 to Statement on Schedule 13G (this “Amendment”), such shares and percentage are based on 1,047,806,522 outstanding ordinary shares of the issuer, nominal value £0.001 per share (the “Ordinary Shares”), representing 2,619,516 American Depository Shares of the issuer (“ADSs”), as disclosed in the issuer’s prospectus supplement No. 6 to its Registration Statement on F-1, filed by the issuer with the U.S. Securities and Exchange Commission on December 26, 2023 (the “Prospectus Supplement”), and consist of certain Series D purchase warrants owned by the reporting person, which exercises are subject to a 9.99% beneficial ownership blocker, but do not give full effect to the ADSs issuable upon full exercise of the (i) Series E purchase warrants owned by the reporting person, which exercises are subject to a 4.99% beneficial ownership blocker, and (ii) Series F purchase warrants owned by the reporting person, which exercises are subject to a 4.99% beneficial ownership blocker.

CUSIP No. 59564R708	13G/A	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS Ionic Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 135,532 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 135,532 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 135,532 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9% (1)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	This constitutes an exit filing for the reporting person. As more fully described in Item 4 of this Amendment, such shares and percentage are based on 1,047,806,522 Ordinary Shares, representing 2,619,516 ADSs, as disclosed in the Prospectus Supplement, and consist of certain Series D purchase warrants indirectly owned by the reporting person, which exercises are subject to a 9.99% beneficial ownership blocker, but do not give full effect to the ADSs issuable upon full exercise of the (i) Series E purchase warrants indirectly owned by the reporting person, which exercises are subject to a 4.99% beneficial ownership blocker, and (ii) Series F purchase warrants indirectly owned by the reporting person, which exercises are subject to a 4.99% beneficial ownership blocker.

CUSIP No. 59564R708	13G/A	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS Brendan O’Neil
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 135,532 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 135,532 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 135,532 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9% (1)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	This constitutes an exit filing for the reporting person. As more fully described in Item 4 of this Amendment, such shares and percentage are based on 1,047,806,522 Ordinary Shares, representing 2,619,516 ADSs, as disclosed in the Prospectus Supplement, and consist of certain Series D purchase warrants indirectly owned by the reporting person, which exercises are subject to a 9.99% beneficial ownership blocker, but do not give full effect to the ADSs issuable upon full exercise of the (i) Series E purchase warrants indirectly owned by the reporting person, which exercises are subject to a 4.99% beneficial ownership blocker, and (ii) Series F purchase warrants indirectly owned by the reporting person, which exercises are subject to a 4.99% beneficial ownership blocker.

CUSIP No. 59564R708	13G/A	Page 5 of 10 Pages

1.	NAMES OF REPORTING PERSONS Keith Coulston
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 135,532 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 135,532 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 135,532 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9% (1)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	This constitutes an exit filing for the reporting person. As more fully described in Item 4 of this Amendment, such shares and percentage are based on 1,047,806,522 Ordinary Shares, representing 2,619,516 ADSs, as disclosed in the Prospectus Supplement, and consist of certain Series D purchase warrants indirectly owned by the reporting person, which exercises are subject to a 9.99% beneficial ownership blocker, but do not give full effect to the ADSs issuable upon full exercise of the (i) Series E purchase warrants indirectly owned by the reporting person, which exercises are subject to a 4.99% beneficial ownership blocker, and (ii) Series F purchase warrants indirectly owned by the reporting person, which exercises are subject to a 4.99% beneficial ownership blocker.

CUSIP No. 59564R708	13G/A	Page 6 of 10 Pages

This Amendment No. 1 to Statement on Schedule 13G (“Amendment”) amends and supplements the Statement on Schedule 13G, filed with the U.S. Securities and Exchange Commission (“SEC”) on March 6, 2023 (the “Schedule 13G”).

The purpose of this Amendment is to update the beneficial ownership information on the cover pages and in Item 4 in the Schedule 13G, including to indicate that each of the reporting persons has ceased to be the beneficial owner of more than five percent of the outstanding American Depositary Shares of the issuer and to amend Item 5 of the Schedule 13G accordingly, as well as to amend and restate Item 2 in the Schedule 13G. This Amendment constitutes an exit filing for each of the reporting persons.

Item 1(a). Name of Issuer:

Biodexa Pharmaceuticals PLC (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at 1 Caspian Point, Caspian Way, Cardiff, CF10 4DQ, United Kingdom.

Item 2(a). Names of Persons Filing:

(i)	Ionic Ventures LLC, a California limited liability company (“Ionic”);

(ii)	Ionic Management, LLC, a Delaware limited liability company (“Ionic Management”);

(iii)	Brendan O’Neil (“Mr. O’Neil”); and

(iv)	Keith Coulston (“Mr. Coulston”).

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons”. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 to this Amendment, pursuant to which they have agreed to file this Amendment and all subsequent amendments to the Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

The filing of this Amendment should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is 3053 Fillmore St, Suite 256, San Francisco, CA 94123.

Item 2(c). Citizenship:

Ionic is a limited liability company organized under the laws of the State of California. Ionic Management is a limited liability company organized under the laws of the State of Delaware. Each of Mr. O’Neil and Mr. Coulston is a citizen of the United States.

Item 2(d). Title of Class of Securities:

The title of the class of securities to which the Schedule 13G and this Amendment relate is the Issuer’s American Depository Shares (“ADSs”), with each ADS representing four hundred (400) of the Issuer’s ordinary shares, nominal value £0.001 per share (the “Ordinary Shares”).

Item 2(e). CUSIP Number: 59564R708, which applies to the ADSs of the Issuer.

CUSIP No. 59564R708	13G/A	Page 7 of 10 Pages

Item 3. If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4. Ownership.

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover pages to this Amendment and is incorporated herein by reference for each such Reporting Person. The ownership percentages reported are based on an aggregate of (i) 1,047,806,522 outstanding Ordinary Shares representing 2,619,516 ADSs, as reported in the Issuer’s Prospectus Supplement No. 6, to its Registration Statement on F-1, filed by the Issuer with the SEC on December 26, 2023, (ii) up to 24,169 ADSs issuable upon full exercise of Series D ADS purchase warrants held by Ionic, which exercises are subject to a 9.99% beneficial ownership limitation, (iii) up to 250,000 ADSs issuable upon full exercise of Series E ADS purchase warrants held by Ionic (the “Series E Warrants”), which further exercises are subject to a 4.99% beneficial ownership limitation, and (iv) up to 250,000 ADSs issuable upon full exercise of Series F ADS purchase warrants held by Ionic (the “Series F Warrants”, and collectively with the Series D Warrants and Series E Warrants, the “Warrants”), which further exercises are subject to a 4.99% beneficial ownership limitation.

The Reporting Persons hold (i) 38,970 ADSs (representing 15,588,000 Ordinary Shares), (ii) 24,159 ADSs (representing 9,663,600 Ordinary Shares) issuable upon full exercise of Series D Warrants, which exercises are subject to a 9.99% beneficial ownership limitation, and (iii) an additional 500,000 ADSs (representing an aggregate of 200,000,000 Ordinary Shares) upon the exercise of Series E Warrants and Series F Warrants, of which 427,607 (representing an aggregate of 171,042,800 Ordinary Shares) in any combination are not deemed beneficially owned by Ionic as a result of the triggering of the 4.99% beneficial ownership limitations in each of the Series E Warrants and the Series F Warrants, which prohibits Ionic from exercising such warrants if, as a result of such exercise, the holder, together with its affiliates and any persons acting as a group together with such holder or any of such affiliates, would beneficially own more than 4.99% of the total number of Ordinary Shares then issued and outstanding immediately after giving effect to the exercise.

Ionic is the beneficial owner of 135,532 ADSs (representing 54,212,800 Ordinary Shares) (the “Shares”). Ionic has the power to dispose of and the power to vote the Shares beneficially owned by it, which power may be exercised by its managers, Mr. O’Neil and Mr. Coulston. Mr. O’Neil and Mr. Coulston, as managers of Ionic, have shared power to vote and/or dispose of the Shares beneficially owned by Ionic. Neither Mr. O’Neil nor Mr. Coulston directly owns any Common Stock of the Issuer. By reason of the provisions of Rule 13d-3 of the Act, each of Mr. O’Neil and Mr. Coulston may be deemed to beneficially own the Shares beneficially owned by Ionic.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 59564R708	13G/A	Page 8 of 10 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below each of the Reporting Persons certify that, to the best of each of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 59564R708	13G/A	Page 9 of 10 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2024	IONIC VENTURES, LLC

By: Ionic Management, LLC,
its Manager

	By:	/s/ Keith Coulston
Name: Keith Coulston
Title: Manager

IONIC MANAGEMENT, LLC

	By:	/s/ Keith Coulston
Name: Keith Coulston
Title: Manager

/s/ Brendan O’Neil
Brendan O’Neil

/s/ Keith Coulston
Keith Coulston

CUSIP No. 59564R708	13G/A	Page 10 of 10 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing Amendment No. 1 to Statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to such Statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate. The undersigned hereby further agree that this Joint Filing Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.

Date: February 14, 2024	IONIC VENTURES, LLC

By: Ionic Management, LLC,
its Manager

	By:	/s/ Keith Coulston
Name: Keith Coulston
Title: Manager

IONIC MANAGEMENT, LLC

	By:	/s/ Keith Coulston
Name: Keith Coulston
Title: Manager

/s/ Brendan O’Neil
Brendan O’Neil

/s/ Keith Coulston
Keith Coulston